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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*





                             PARTY CITY CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   0007021451
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 1997
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [X] Rule 13d-1(d)


--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 7 Pages

--------------------                                           -----------------
CUSIP NO. 0007021451                    13G                    PAGE 2 OF 7 PAGES
--------------------                                           -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Craig Enterprises, Inc.
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (See Instructions)                                            (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER

  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       1,107,000
  REPORTING            --------------------------------------------------------
 PERSON WITH           (7)     SOLE DISPOSITIVE POWER

                               0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               1,107,000
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,107,000
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [ ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.0%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (See Instructions)                        [ ]

          CO
-------------------------------------------------------------------------------





                               Page 2 of 7 Pages

--------------------                                           -----------------
CUSIP NO. 0007021451                    13G                    PAGE 3 OF 7 PAGES
--------------------                                           -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sidney Craig
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (See Instructions)                                            (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER

  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       1,107,000
  REPORTING            --------------------------------------------------------
 PERSON WITH           (7)     SOLE DISPOSITIVE POWER

                               0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               1,107,000
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,107,000
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [ ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.0%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (See Instructions)                        [ ]

          IN
-------------------------------------------------------------------------------






                               Page 3 of 7 Pages

--------------------                                           -----------------
CUSIP NO. 0007021451                    13G                    PAGE 4 OF 7 PAGES
--------------------                                           -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jenny Craig
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (See Instructions)                                            (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER

  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       1,107,000
  REPORTING            --------------------------------------------------------
 PERSON WITH           (7)     SOLE DISPOSITIVE POWER

                               0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               1,107,000
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,107,000
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [ ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.0%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (See Instructions)                        [ ]

          IN
-------------------------------------------------------------------------------






                               Page 4 of 7 Pages

ITEM 1.

         (a)   Party City Corporation

         (b)   400 Commons Way, Rockaway, New Jersey 07866


ITEM 2.

         (a)   Craig Enterprises, Inc.; Sidney Craig; Jenny Craig

         (b) Craig Enterprises, Inc., 11355 N. Torrey Pines Road, La Jolla, California 92038-9748
               Sidney Craig, 11355 N. Torrey Pines Road, La Jolla, California 92038-9748
               Jenny Craig, 11355 N. Torrey Pines Road, La Jolla, California 92038-9748

         (c) See respective cover sheets for the citizenship of persons filing this Schedule 13G.

         (d)   Common Stock

         (e)   0007021451


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [ ]  An investment advisor in accordance with
                   Section 240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).



                               Page 5 of 7 Pages

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

          (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

          Craig Enterprises, Inc. ("CEI") owns directly 1,107,000 shares of Common Stock, $.01 par value per share, of the Issuer ("Common Stock"), constituting 9.0% of the outstanding Common Stock of the Issuer. Sidney Craig and Jenny Craig, who are husband and wife, own in the aggregate 100% of the outstanding Common Stock of CEI. For information with respect to the number of shares of Common Stock of the Issuer beneficially owned by the persons filing this Schedule 13G, and percent of class and sole or shared voting power with respect to such shares, see the respective cover sheets included herein with respect to each of the persons filing this Schedule 13G.


ITEM 5.  Not applicable.


ITEM 6.  Not applicable.


ITEM 7.  Not applicable.


ITEM 8.  Not applicable.


ITEM 9.  Not applicable.


ITEM 10. Not applicable.


An agreement and a Power of Attorney among the persons filing this Schedule 13G with respect to such filing were attached to the Schedule 13G filed by such persons on February 11, 1997. Such agreement and Power of Attorney are hereby incorporated by reference.






                               Page 6 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    April 22, 1999
                                        ----------------------------------------
                                                         Date


                                        CRAIG ENTERPRISES, INC.

                                        By:  /s/ Sidney Craig
                                            ------------------------------------
                                            Sidney Craig, President


                                         /s/ Sidney Craig
                                        ----------------------------------------
                                        SIDNEY CRAIG

                                         /s/ Jenny Craig
                                        ----------------------------------------
                                        JENNY CRAIG








                               Page 7 of 7 Pages